NO ACT

PE
12-11-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
[redacted]

09013120

Received SEC
DEC 22 2009
Washington, DC 20549

December 22, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: The Dow Chemical Company
Incoming letter dated December 11, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 11, 2009 concerning the shareholder proposal submitted to Dow by William Steiner. We also have received a letter on the proponent's behalf dated December 22, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated December 11, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dow may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 11, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from John Chevedden on behalf of William Steiner (the "Proponent") relating to an advisory vote on executive compensation.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED—the shareholders of our company recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

A copy of the Proposal and related correspondence with the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows exclusion if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. As discussed below, this basis applies with respect to the Proposal and Supporting Statements because when read together they are vague and materially false and misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague, Indefinite And Misleading.

The Staff consistently has taken the position that when the resolution contained in a proposal or the proposal and supporting statement read together are vague and indefinite, the proposal is misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer* v. *SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The Staff also affirmed in SLB 14B that a proposal may be excluded under

Rule 14a-8(i)(3) when a factual statement in the proposal or supporting statement is materially false or misleading.

The Proposal seeks to have the Board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be submitted by and supported by management, seeking an advisory vote of stockholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis.

The Staff has concurred in the exclusion of virtually identical proposals under Rule 14a-8(i)(3) as false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a proposal almost identical to the Proposal as materially false and misleading); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same). *But see XTO Energy Inc.* (avail. Feb. 13, 2008) (Staff was unable to concur that the company had met its burden of establishing that it could exclude the proposal). Similarly here, for the reasons set forth below, both individually and collectively, the language and intent of the Proposal and the Supporting Statements are so inherently vague and indefinite that neither the stockholders in voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

A. The Proposal Is Excludable Because It Is Unclear What The Stockholder Advisory Vote Should Address.

The Staff previously has concurred in the exclusion of similar proposals regarding advisory votes on Compensation Committee Reports in proxy statements, where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. *See Sara Lee Corp.* (avail. Sept. 11, 2006). *See also Energy Corp.* (avail. Feb. 14, 2007); *Safeway Inc.* (avail. Feb. 14, 2007); *Energy East Corp.* (avail. Feb. 12, 2007); *WellPoint Inc.* (avail. Feb. 12, 2007); *Burlington Northern Sante Fe Corp.* (avail. Jan. 31, 2007); *Johnson & Johnson* (avail. Jan. 31, 2007); *Allegheny Energy, Inc.* (avail. Jan. 30, 2007); *The Bear Stearns Companies Inc.* (avail. Jan. 30, 2007); *PG&E Corp.* (avail. Jan. 30, 2007) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee Report as materially false or misleading).

For example, the proposal in *Sara Lee* requested the company to adopt a policy that the company's stockholders "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

The analysis in *Sara Lee* differs from proposals where an advisory vote was sought that was specifically aimed at the compensation of named executive officers as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables. In those situations, the Staff was unable to concur in the exclusion of the proposals under Rule 14a-8(i)(3). *See Zions Bancorporation* (avail. Feb. 26, 2009); *Allegheny Energy, Inc.* (avail. Feb. 5, 2008); *Burlington Northern Sante Fe Corp.* (avail. Jan. 22, 2008); *Jones Apparel Group, Inc.* (avail. Mar. 28, 2007); *Affiliated Computer Services* (avail. Mar. 27, 2007); *Blockbuster, Inc.* (avail. Mar. 12, 2007); *Northrop Grumman Corp.* (Feb. 14, 2007); *Clear Channel Communications* (avail. Feb. 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the amount of compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers).

As with the proposals in *Jefferies Group* and *The Ryland Group*, the Proposal includes a *Sara Lee*–type request that the Company provide for a stockholder advisory vote on the Board's Compensation Committee Report *and* for an advisory vote on the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. In *Jefferies Group* and *The Ryland Group*, the proposals and supporting statements, when read together, provided two fundamentally differing and inconsistent interpretations of what the advisory vote would address. As in *Jefferies Group* and *The Ryland Group*, the Proposal and Supporting Statements are clear that the Proposal seeks a single combined advisory vote, but the Proposal and Supporting Statements are vague and have misleading statements as to the intended purpose and effect of the advisory vote requested under the Proposal.

Specifically, the Proposal and Supporting Statements are vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance process disclosure, set forth in Item 407(e) of Regulation S-K.[1] However, the Supporting Statements

[1] Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report simply states whether the compensation committee reviewed and discussed the Compensation Discussion

[Footnote continued on next page]

refer to "Say on Pay" resolutions and indicate that the Proposal is seeking "this reform." Later, the Supporting Statements refer to the Proposal as "this Executive Pay proposal." The other statements in the Supporting Statements suggest that the effect of the Proposal would be to provide feedback on the Company's executive compensation practices. For example, the Supporting Statements include the statement (quoting Paul Hodgson of The Corporate Library) that "executive compensation lies at the root of the current financial crises," and after addressing various "concerns" regarding executive compensation practices at the Company asserts, "The above concerns shows [sic] there is need for improvement." While the Supporting Statements have a reference to "our company's 2009 reported corporate governance status," that reference occurs in the context of referring to a consideration to be borne in mind when stockholders are considering "this Executive Pay proposal." Absent any other discussion in the Proposal or the Supporting Statements as to the effect of an advisory vote on the Board Compensation Committee Report, the Proposal and Supporting Statements misleadingly indicate that the advisory vote requested in the Proposal would allow stockholders to address and provide input on the Company's executive compensation practices.

As with the proposals in *Sara Lee, Jefferies Group* and *The Ryland Group*, the Proposal is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Proposal indicates stockholders will be voting on, namely, the Company's executive compensation policies. Further, given the vague and conflicting statements in the Proposal and the Supporting Statements as to the purpose and effect of the combined advisory vote that is sought by the Proposal, it is not possible for stockholders in voting on the Proposal or for the Board, if it were to seek to implement the proposal, to determine what is called for under the Proposal. The language of the proposal and the Supporting Statements creates a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report or the substance of the Company's executive compensation policies and practices. As noted by the Staff in the *Sara Lee* letter, an advisory vote on the Board Compensation Committee Report does not provide feedback or input on the Company's executive compensation, and the fact that the Proposal would require a combined vote on the Board Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis means that stockholders will not know what objective is served by the requested advisory vote, and the Company's management would not know how to implement the Proposal so as to (i) address both the Compensation Committee Report and the Compensation Discussion and

[Footnote continued from previous page]

and Analysis with management and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report and proxy statement.

Analysis and (ii) achieve the Proposal's sole stated objective of providing a vote on executive pay. Instead, any vote implemented under the Proposal would be addressing two fundamentally different issues, and stockholders and the Company would not know how to respond to interpret either the Proposal or the effect of the advisory vote it requests. Thus, as noted by the Staff in *Sara Lee*, the Proposal's intent to allow stockholders to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Consequently, the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

B. *The Proposal Is Excludable Because It Is Unclear Regarding Who Should Act—Management Or The Board Of Directors.*

The Proposal requests that at each annual meeting a proposal be "submitted by and supported by Company Management." The Supporting Statements also refer to the Company's "board and management." The Proposal and the Supporting Statements thus clearly refer to the Board and Company's "management" separately. The Proposal and Supporting Statements are vague and indefinite because they fail to distinguish between or clarify the Proposal's intention as to what actions are to be taken by the Company's Board of Directors and what actions are to be taken by the Company's management.

Under Section 141(a) of the General Corporation Law of Delaware, the directors of a Delaware corporation are vested with the power and authority to manage the business of the corporation. Section 141(a) provides, in relevant part, as follows: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." In addition, Section 3.1 of the Company's By-Laws provides that: "The business and affairs of the Company shall be managed by or under the direction of its Board of Directors." Moreover, under the Commission's Rule 14a-4(a), the Board solicits authority to vote the shares of the Company at the annual meeting. It is, therefore, the Board, and not the Company's management, that determines the matters to be presented to stockholders at the annual meeting.

The Proposal's requirement that all future advisory votes be submitted and supported by the Company's management conflicts with the authority of the Board under Delaware law and the Commission's proxy rules to control what is submitted to stockholders for a vote and to make a recommendation as to how stockholders vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal would be implemented. Neither the stockholders nor the Company would be able to determine with any reasonable certainty the actions sought by the Proposal since the authority to submit and support the Proposal in the proxy statement rests with the Board and not the management, as would be required under the Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading, the "failure to so identify a proxy statement, form of proxy or other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the company in *Jefferies Group*, which contained a proposal essentially identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal." Just as in *Jefferies Group*, the Proposal is subject to multiple interpretations including:

- a stockholder may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions—with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a stockholder may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions—with this view based on language that would appear elsewhere throughout the Company's proxy materials, including with respect to the Proposal itself, stating that it is the Board that is submitting matters for stockholders' consideration and making recommendations as to whether those matters should be supported.

The Staff frequently has concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *General Electric Co.* (avail. Jan. 26, 2009, *recon. denied* Apr. 2, 2009), the proposal requested that the Board take the steps necessary to amend the By-Laws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special stockholder meeting, and further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to stockholders only and meanwhile not apply to management and/or the board." The proposal was susceptible to at least two interpretations, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia*

Electric Co. (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

The Proposal urges the Board to adopt a policy regarding advisory vote proposals to be submitted by and "supported by Company management" to ratify and approve the Board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As referenced above in Section I.B, the Company is governed by the Board, and it is inconsistent with state law for stockholders to dictate what the Board or the Company's management will "support."

We understand that the Company's Board does not believe that an annual advisory vote is the most effective and meaningful means for obtaining the views of stockholders regarding the Company's executive compensation practices. This is particularly the case with the advisory vote sought under the Proposal, which is vague and ambiguous as to what exactly stockholders are being asked to vote upon or what action the Board is being asked to consider. The Company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. public companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote. Nevertheless, for the reasons addressed herein, if the Proposal is included in the Company's proxy materials, the Board will recommend a vote against the Proposal and will include a statement explaining the basis for that recommendation to stockholders. Although the proxy statement will not include the views of Company "management" regarding the Proposal, we understand that management is of the same view as the Board with regard to the effectiveness and utility of an annual advisory vote as urged in the Proposal.

The inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "submitted by and supported by Company Management," which appears to be a fundamental element of the purpose and intent of the Proposal. While the Proposal is unclear, as discussed in Section I.B above, as to whether support should come from the Board or from Company's management, it is the view of both the Board and Company's management that the Proposal should not be supported. Thus, inclusion of the Proposal would require inclusion of language that is materially false and misleading, and as such the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary, at (989) 638-2176.

Sincerely,

Ronald O. Mueller/SMR

Ronald O. Mueller

ROM/ser
Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
W. Michael McGuire, The Dow Chemical Company
William Steiner
John Chevedden

Exhibit A

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 17, 2009 9:00 PM
To: Wilson, Amy (AE)
Cc: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Proposal (DOW)

Dear Ms. Wilson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
William Steiner

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Dear Mr. Liveris,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to olmsted7p (at) earthlink.net

Sincerely,

William Steiner

William Steiner

10/17/2009
Date

cc: Charles J. Kalil <ckalil@dow.com>
Corporate Secretary
PH: 989 636-1000
FX: 989 832-1556
Thomas Moran <temoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740
Amy E. Wilson <AEwilson@dow.com>
Assistant Secretary

[DOW: Rule 14a-8 Proposal, November 17, 2009]

3 [Number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50% including our company, demonstrating strong shareholder support for this reform. Shareholder proposals often win higher votes on subsequent submissions.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "Moderate Concern" in executive pay – $16 million for CEO Andrew Liveris. The Corporate Library said it remained concerned that the only element of long-term equity actually tied to a performance achievement represented only 25% of the award. Additionally, our company continued to make tax gross-up payments on certain benefits and perquisites, which seemed entirely unnecessary given the level of executive pay. Finally, the increase in Andrew Liveris' pension, at an annual cost of almost $3 million, completely overbalanced the pay package and is due to the large number of "credited" years of service accounted for under the supplemental retirement plan.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [Number to be assigned by the company]

Notes:

William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

2030 Dow Center

November 23, 2008

Via Overnight Mail

John Chevedden

FISMA & OMB Memorandum M-07-16

Stockholder Proposal on Say on Executive Pay

Dear Mr. Chevedden:

By way of this letter, I wish to acknowledge timely receipt on November 17, 2009 of a stockholder proposal on say on executive pay that you submitted on behalf of William Steiner for the 2010 Annual Meeting of Stockholders of The Dow Chemical Company. The cover letter accompanying the proposal indicates that communications regarding the proposal should be directed to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the required number of shares for the one-year period.

The rules of the SEC require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 13, 2010, in Midland, Michigan. Thank you.

Sincerely,

Amy E. Wilson
Assistant Secretary
989-638-2176
Fax: 989-638-1740
aewislon@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: William Steiner, via Overnight Mail

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked; or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

DJF

DISCOUNT BROKERS

Date: 30 NOV 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number , held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 9200 shares of Dow Chemical Co ; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/24/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-30-09 # of pages ▶
To Amy Wilson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 989-638-1740	Fax #

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